Exhibit 99.1

Sprott Physical Gold Trust Reaches $1 Billion in Assets

TORONTO, Sept. 30 /CNW/ - Sprott Asset Management LP ("Sprott Asset Management") is pleased to announce that after the recent successful follow-on offering of Units of the Sprott Physical Gold Trust ("the Trust"), the Trust's assets now exceed $1 billion. The Trust, which is listed on both the NYSE Arca and the Toronto Stock Exchange under the symbols PHYS and PHY.U, respectively, was launched in February of 2010 and is designed to provide investors with a liquid, convenient and low cost way to own physical gold.

"We are extremely pleased with the interest generated by the Sprott Physical Gold Trust since it was launched earlier this year, as institutional and retail investors in North America and internationally, have embraced the convenience and security of the Trust as a means of owning physical gold," said Eric Sprott, Chief Investment Officer of Sprott Asset Management. "We believe that reaching $1 billion in assets is a significant milestone for the Trust because it demonstrates the tremendous investor demand for physical gold that exists in these uncertain economic times."

About Sprott Physical Gold Trust

Sprott Physical Gold Trust is a closed-end mutual fund trust organized under the laws of the Province of Ontario, Canada, created to invest and hold substantially all of its assets in physical gold bullion. The Trust seeks to provide a secure, convenient and exchange-traded investment alternative for investors interested in holding physical gold bullion without the inconvenience that is typical of a direct investment in physical gold bullion.

About Sprott Asset Management LP

Sprott Asset Management LP is one of Canada's premier investment firms. Founded in 2000, the Firm is widely acknowledged for its investment acumen and dedication to generating consistent long-term returns for its investors. The company boasts a unique collection of award-winning portfolio managers who are all experts in their respective investment styles. The SAM investment team currently manages eight mutual funds and three hedge fund strategies, with each manager leading their own respective strategy and mandate. The common shares of Sprott Asset Management's parent company, Sprott Inc., are listed on the Toronto Stock Exchange under the symbol "SII".

%CIK: 0001477049

For further information: on Sprott Asset Management, please visit www.sprott.com; Investor contact information: (416) 203-2310 or 1 (877) 403-2310 or ir@sprott.com

CO: Sprott Asset Management LP

CNW 11:05e 19-OCT-10